GKN PLC

05010944

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

3 August 2005

SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2005
WASH. D.C. 213 SECTION

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, NewGKN

SUPPL

GKN plc - Notification of major interests in shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. De Ritter

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Sandie De Ritter

Enc

dw9/7

EXEMPTION NO.
82 - 5204

NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

<table>
<tr><td colspan="2">1. Name of listed company

GKN PLC</td><td colspan="2">2. Name of shareholder with a major interest

BARCLAYS PLC</td></tr>
<tr><td colspan="2">3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.</td><td colspan="2">4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Trust Co & Others – 5,712
Barclays Trust Co – 76,305
Boiss Nominees Limited – 317, 216
Chase Nominees Limited – 398,247
Clydesdale Nominees – 17,860
Gerard Nominees Limited – 171,955
Greig Middleton Nominees - 827,352
Investors Bank and Trust Co – 6,815,975
JP Morgan (BGI Custody) – 8,973,643
JP Morgan Chase Bank – 1,072,233
Mellon Trust – Boston & SF – 99,608
Mitsubishi Trust International – 5,350
R C Greig Nominees Limited – 7,029,589
Reflex Nominees Limited – 3,418
State Street – 11,907
State Street Boston – 538,228
Zeban Nominees Limited – 74,810</td></tr>
<tr><td>5. Number of shares/amount of stock acquired

NOT KNOWN</td><td>6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN</td><td>7. Number of shares/amount of stock disposed

N/A</td><td>8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A</td></tr>
<tr><td colspan="2">9. Class of security

ORDINARY SHARES OF 50P EACH</td><td>10. Date of transaction

NOT KNOWN</td><td>11. Date listed company informed

2ND AUGUST 2005</td></tr>
</table>

12. Total holding following this notification 26,439,408	**13.** Total percentage holding of issued *class* *f*ollowing this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 3.68%
14. Any additional information INCREASE IN EXISTING INTEREST PREVIOUSLY BELOW 3% NOTIFIABLE LEVEL	**15.** Name of contact and telephone number for queries CHRISTOPHER WINTERS – 01527 533383

16. Name and signature of duly authorised officer of the *listed company* responsible for making this Notification CHRISTOPHER WINTERS SENIOR SECRETARIAL ASSISTANT Date of notification : 2ND AUGUST 2005